9 January 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 207,200 Reed Elsevier PLC ordinary shares at a price of 906.7942p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 100,383,594 ordinary shares in treasury, and has 1,166,706,459 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 936,760 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 120,000 Reed Elsevier NV ordinary shares at a price of €15.6675 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 61,435,193 ordinary shares in treasury, and has 672,833,877 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 540,000 shares.